Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036-2652 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Michael W. Mundt, Esq.
Admitted only in Virginia
Practice limited to Federal Securities Law matters
MMundt@stradley.com
202.419.8403

May 31, 2018

Mark Cowan, Esq.
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Precidian ETFs Trust (the "Trust")
File Nos. 333-171987; 811-22524

Dear Mr. Cowan:

The purpose of this letter is to respond to your comments regarding Post-Effective Amendment ("PEA") No. 49 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") for the purpose of registering the following new series to the Trust:  Anheuser-Busch InBev SA/NV ADRPLUS Fund, AstraZeneca PLC ADRPLUS Fund, Banco Santander, S.A. ADRPLUS Fund, BP P.L.C. ADRPLUS Fund, British American Tobacco p.l.c. ADRPLUS Fund, Diageo plc ADRPLUS Fund, GlaxoSmithKline plc ADRPLUS Fund, HSBC Holdings Plc ADRPLUS Fund, Mitsubishi UFJ Financial Group, Inc. ADRPLUS Fund, Novartis AG ADRPLUS Fund, Novo Nordisk A/S (B Shares) ADRPLUS Fund, Royal Dutch Shell plc (Class A) ADRPLUS Fund, Royal Dutch Shell plc (Class B) ADRPLUS Fund, Sanofi ADRPLUS Fund, SAP AG ADRPLUS Fund, Total S.A. ADRPLUS Fund, Toyota Motor Corporation ADRPLUS Fund, and Vodafone Group Plc ADRPLUS Fund (each, a "Fund," and together, the "Funds").1  PEA No. 49 was filed with the U.S. Securities and Exchange Commission ("SEC") pursuant to Rule 485(a) under the Securities Act of 1933, as amended ("1933 Act"), on Form N-1A on June 14, 2017.

[1]	Please note that the Trust is no longer seeking to register the NTT DoCoMo, Inc. ADRPLUS Fund and, as such, that Fund has been removed from the Registration Statement.

Mark Cowan, Esq.
May 31, 2018

Below we have repeated your comments and provided the Trust's response to each comment.  Where noted below, the Trust has incorporated responsive changes to each comment into the Registration Statement. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Prospectus Comments

1. Comment:  If applicable, consider clarifying that "net assets" as used in the Funds' policies adopted pursuant to Rule 35d-1 include borrowing for investment purposes.

Response:  The Trust notes that the Funds will invest solely in the ADRs of the Company and the Currency Swap, and will not borrow for investment purposes, and, as such, the comment is not applicable to the Funds.

2. Comment:  Please provide more detail about the non-U.S. issuers (the underlying Company) of the underlying securities of the ADRs in which the Funds invest.  Consider adding a cross reference to the underlying Company's SEC filings, particularly in light of the guidance provided in the SEC no-action letter issued to Morgan Stanley & Co., Inc. (June 24, 1996).

Response:  Additional detail regarding the non-U.S. issuers has been added.  Additionally, cross-references to each underlying Company's SEC filings have been added as requested.

3. Comment:  It appears that one ADR, Royal Dutch Shell plc, has two classes of shares. Please clarify whether other ADRs in which the Funds invest have additional classes.

Response:  Royal Dutch Shell plc (Class A) ADR and Royal Dutch Shell plc (Class B) ADR are two separate ADRs, rather than separate classes of the same ADR.  The securities underlying the Royal Dutch Shell plc (Class A) ADR are denominated in euros, while the securities underlying the Royal Dutch Shell plc (Class B) ADR are denominated in British pounds.

4. Comment:  Using the plural term "Portfolio Securities" could be misleading to investors because it could imply a Fund invests in more than just the ADRs of the Company. Consider revising this language to clarify that the Fund does not invest in securities other than the ADRs of the Company.

Response:  The Trust will revise the disclosure for each Fund as follows (new disclosure underlined):

The Fund invests solely in the ADRs of the Company (the "Portfolio Securities") and a currency swap (the "Currency Swap") designed to hedge against fluctuations in the exchange rate…

Mark Cowan, Esq.
May 31, 2018

5. Comment:  Please add disclosure that an investment in the Fund is not an investment in the underlying Company.

Response:   The Trust will add the requested disclosure for each Fund under "Principal Investment Strategies."

6. Comment:  If the Funds will be sold through banks, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response:  The Funds will add the requested disclosure.

7. Comment:  The "Issuer Concentration Risk" in each Fund's summary risk section references economic, market, political or regulatory occurrences that may affect a Company. Please discuss these factors in more detail in each Fund's statutory risk section.

Response:  The Trust notes that each Fund has additional risk disclosure related to the country in which the Company is organized and the industry in which the Company is classified, and also notes the response to comment 2 above.  Thus, the Trust believes the disclosure, as revised, adequately addresses the economic, market, political or regulatory occurrences that may affect a Company, and therefore respectfully declines to add additional disclosure further discussing these factors.

8. Comment:  Please disclose that, in stressed market conditions, the market for a Fund's shares may become less liquid in response to deteriorating liquidity in the markets for the Fund's underlying portfolio holdings. Please also note that an adverse effect on the liquidity of a Fund's shares could in turn lead to differences between the market price of the Fund's shares and the net asset value of those shares.

Response:  The Trust will add the requested disclosure.

9. Comment:  In each Fund's "Market Trading Risk," please disclose that this risk can be reflected as a spread between the bid and ask prices quoted for the Fund during the trading day, especially in times of market stress.

Response:  The Trust will add the following disclosure:

The difference in bid and ask prices is often referred to as the "spread" or "bid/ask spread." The bid/ask spread varies over time for Shares based on trading volume and market liquidity, and is generally lower if the Fund's shares have more trading volume and market liquidity and higher if the Fund's shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads.

Mark Cowan, Esq.
May 31, 2018

10. Comment:  To the extent not disclosed in the Funds' "Market Trading Risk" or "Authorized Participant Concentration Risk," please disclose that in times of market stress, market makers may step away from their roles in market making, which could lead to a difference between the market price of the Fund's shares and the net asset value of those shares.

Response:  The Trust respectfully believes this is disclosed in the Funds' existing "Market Trading Risk" as follows:

To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may trade at a discount to NAV and possibly face trading halts and/or delisting. This risk may be more pronounced in volatile markets, potentially where there are significant redemptions in ETFs generally.

11. Comment:  Consider adding "significantly" where noted in the following sentence in "Market Trading Risk":

Thus, you may pay significantly more (or less) than NAV when you buy shares of the Fund in the secondary market, and you may receive significantly less (or more) than NAV when you sell those shares in the secondary market.

Response:  The Trust will add the requested disclosure.

12. Comment:  If known, please supplementally disclose each Fund's broad-based securities market index used for performance comparison purposes.

Response:   At this time, each Fund intends to use the BNY Mellon Classic ADR IndexSM as its broad-based securities market index for performance comparison purposes.

13. Comment:  With respect to the Banco Santander, S.A. ADRPLUS Fund, please specify which Spanish exchange or exchanges the underlying Company's securities trade on.

Response:  The Trust will add the requested disclosure.

14. Comment:  The following disclosure is included under the heading "Overview":

ETFs, such as the Funds, allow you to buy or sell shares that represent the collective performance of a selected group of securities.

Please clarify this disclosure in light of the fact that the Funds only invest in the ADRs of one company.

Mark Cowan, Esq.
May 31, 2018

Response:  The above-cited sentence will be revised by replacing "securities" with "portfolio instruments." Each Fund invests in its respective Portfolio Securities and Currency Hedge Contract and, therefore, the Fund's performance will reflect the combined performance of those instruments.

15. Comment:  Under the heading "Additional Description of the Strategies of the Funds," please explain the difference between sponsored and unsponsored ADRs, and clarify who pays the ADR transaction fees.

Response:  The Trust will add the following disclosure:

Sponsored ADRs are established jointly by a depositary and the underlying issuer, whereas unsponsored ADRs may be established by a depositary without participation by the underlying issuer. The depositary bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest, and processing corporate actions. A Fund would be expected to pay a share of the additional fees, which it would not pay if investing directly in the foreign securities.

16. Comment:  Please supplementally confirm that the Funds will not use currency forwards to achieve the currency hedge.

Response:  The Trust confirms that the Funds do not currently intend to use currency forwards to achieve the currency hedge.

17. Comment:  Under "Additional Description of the Strategies of the Funds," please disclose that swaps are not senior securities under the Investment Company Act of 1940, as amended ("1940 Act"), to the extent that they are covered in accordance with SEC rules and guidance.  Please include the risks of setting aside liquid assets to cover obligations.

Response:  The Trust will add corresponding disclosure to the prospectus in response to this comment.  The Trust notes that because either the Fund or the counterparty to the Currency Hedge Contract will settle the Currency Hedge Contract on a daily basis by transferring assets to the other party, the Fund does not anticipate having obligations under the Currency Hedge Contract required to be "covered."  Therefore no corresponding risk disclosure has been added.

18. Comment:  On page 98 of the prospectus, please change "net assets" to "total assets" in the following sentence:

Because each Fund only invests in the ADRs of a Company and the Currency Hedge Contract, each Fund will concentrate its investments (i.e., invest 25% or more of its net assets) in the industry or group of industries in which the Company is classified.

Mark Cowan, Esq.
May 31, 2018

We note that the reference to "net assets" in Instruction 4 to Item 9(b)(1) on Form N-1A should read "total assets."

Response:  The requested change will be made.

19. Comment:  Under the heading "Determination of Net Asset Value (NAV)," please add disclosure to the effect that events affecting the values of securities held by the Funds may occur between the times at which such values are determined and the time at which the Funds calculate their NAV, which could lead to a difference between the market value of the Fund's shares versus the underlying value of the Fund's portfolio securities.

Response:  The "Foreign Market Risk" in each Fund's summary risk section provides the following:

Because non-U.S. exchanges … may be open on days when the Fund does not price its Shares, the value of the underlying securities of the ADRs in the Fund's portfolio may change on days when shareholders will not be able to purchase or sell the Fund's Shares, regardless of whether there is an active U.S. market for Shares.

The Trust notes that both the Portfolio Securities (i.e., ADRs) that the Funds invest in and the Funds' Shares are traded on U.S. exchanges and, therefore, the Trust believes that no additional disclosure is warranted.

20. Comment:  Under the heading "Dividends, Distributions and Taxes," please add disclosure that to effect that shareholders who receive payment of distributions consisting of a return of capital may be under the impression they are receiving net profits when they are not. Shareholders should not assume the source of distributions from a Fund is net profit. In addition, any amount treated as a tax free return of capital will reduce a shareholder's tax-adjusted basis, thereby reducing the shareholder's potential taxable gain or increasing potential taxable loss on shares.

Response:  Because each Fund intends to qualify as a "grantor trust" under the Internal Revenue Code, the Trust does not believe this comment is applicable and respectfully declines to add the requested disclosure.

Mark Cowan, Esq.
May 31, 2018

21. Comment:  Please clarify whether each Fund's policy adopted pursuant to Rule 35d-1 is a fundamental investment policy, or is subject to change on 60 days' notice to shareholders.

Response:  The Trust will add disclosure clarifying each Fund's policy adopted pursuant to Rule 35d-1 is subject to change on 60 days' notice to shareholders.

22. Comment:  With respect to the Funds' fundamental investment restrictions related to borrowing and commodities, please explain (i) what borrowing is permitted under the 1940 Act, and (ii) what physical commodities a Fund may purchase or sell under the 1940 Act.

Response:  In the narrative after the fundamental investment restrictions, the Trust will add the following disclosure with respect to permitted borrowing under the 1940 Act:

In complying with investment restriction A. regarding borrowing money, each Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).

The Trust respectfully declines to add additional disclosure regarding what physical commodities a Fund may purchase or sell under the 1940 Act because, unlike borrowing, the 1940 Act does not address this forthright and the restriction as written is intended to provide flexibility as rules and guidance by the SEC or other regulatory agencies with authority over the Funds change.

23. Comment:  With respect to the Funds' fundamental investment restriction related to concentration, please add additional disclosure regarding the industry or industries in which each Fund is concentrated.

Response:  The Trust will add the following disclosure:

As of the date of this SAI, the Funds concentrate their investments (i.e., invest 25% or more of their total assets) in the following industries:

Fund	Industry
Anheuser-Busch InBev SA/NV ADRPLUS Fund	Beverages
AstraZeneca PLC ADRPLUS Fund	Pharmaceutical
Banco Santander, S.A. ADRPLUS Fund	Banking
BP p.l.c. ADRPLUS Fund	Oil, Gas, and Consumable Fuels
British American Tobacco p.l.c. ADRPLUS Fund	Tobacco

Mark Cowan, Esq.
May 31, 2018

Diageo plc ADRPLUS Fund	Beverages
GlaxoSmithKline plc ADRPLUS Fund	Pharmaceutical
HSBC Holdings Plc ADRPLUS Fund	Banking
Mitsubishi UFJ Financial Group, Inc. ADRPLUS Fund	Banking
Novartis AG ADRPLUS Fund	Pharmaceutical
Novo Nordisk A/S (B Shares) ADRPLUS Fund	Pharmaceutical
Royal Dutch Shell plc (Class A) ADRPLUS Fund	Oil, Gas, and Consumable Fuels
Royal Dutch Shell plc (Class B) ADRPLUS Fund	Oil, Gas, and Consumable Fuels
Sanofi ADRPLUS Fund	Pharmaceutical
SAP AG ADRPLUS Fund	Software
Total S.A. ADRPLUS Fund	Oil, Gas, and Consumable Fuels
Toyota Motor Corporation ADRPLUS Fund	Automotive
Vodafone Group Plc ADRPLUS Fund	Telecommunication Services

24. Comment:  Please confirm disclosure will be updated upon adoption of the T+2 settlement cycle for securities transactions.

Response:  The Trust confirms disclosure will be updated upon adoption of the T+2 settlement cycle for securities transactions.

25. Comment:  Please note that the discussion of the indicative intra-day value ("IIV") should specifically address (a) how the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response:  The following disclosure regarding the IIV is included in the prospectus:

Accordingly, fair value pricing could result in a difference between the prices used to calculate NAV and the prices used to determine a Fund's Indicative Intra-

Mark Cowan, Esq.
May 31, 2018

Day Value ("IIV"), which could result in the market prices for Shares deviating from NAV.

In response to this comment, disclosure regarding the IIV included in the SAI has been revised as follows (new disclosure underlined):

The IIV should not be viewed as a "real-time" update of NAV because the IIV will be calculated by an independent third party calculator and may not be calculated in the exact same manner as NAV, which (i) is computed daily, (ii) unlike the calculation of the IIV, takes into account Funds' expenses, and (iii) may be subject, in accordance with the requirements of the 1940 Act, to fair valuation at different prices than those used in the calculations of the IIV. Therefore, the IIV may not reflect the best possible valuation of a Fund's current portfolio.  The Exchange calculates the IIV during hours of trading on the Exchange by dividing the "Estimated Fund Value" as of the time of the calculation by the total number of outstanding Shares. "Estimated Fund Value" is the sum of the estimated amount of cash held in a Fund's portfolio, the estimated amount of accrued interest owing to the Fund and the estimated value of the securities held in the Fund's portfolio, minus the estimated amount of liabilities. The IIV will be calculated based on the same portfolio holdings disclosed on the Funds' website. In determining the estimated value for each of the component securities, the IIV will use last sale, market prices or other methods that would be considered appropriate for pricing equity securities held by registered investment companies.

26. Comment:  Please file an opinion of counsel for the Funds as an exhibit to the Registration Statement.

Response:  The Trust will file an opinion of counsel for the Funds as an exhibit to the Registration Statement.

27. Comment:  Please confirm that the principal accounting officer signs the Registration Statement.

Response:  The Trust confirms that the chief financial officer/treasurer, who serves the role of the principal accounting officer, signs the Registration Statement.

* * * * *

Please direct any questions related to this filing to my attention at (202) 419-8403, or, in my absence, to J. Stephen Feinour, Jr. at (215) 564-8521.  We appreciate your timely attention to this matter.

Sincerely, /s/ Michael W. Mundt Michael W. Mundt